Exhibit 99.3

Reconciliation of Non-GAAP Results of Operations Measures to the Comparable GAAP Financial Measures

(In thousands of US dollars)

	For the Six Months Ended
	June 30,	June 30,
	2021	2022
Loss from operations	$(143,986)	$(32,802)
Add back: Goodwill impairment	$143,655	$-
Add back: Share-based compensation expenses	$-	29,942

Adjusted loss from operations	$(331)	$(2,860)

Net loss	$(144,179)	$(70,521)
Add back: Goodwill impairment	$143,655	$-
Add back: Share-based compensation expenses	$-	29,942
Add back: Provision for other receivables	$-	21,635
Add back: Provision for dealership settlement	$-	15,134
Adjusted net loss	$(524)	$(3,810)